SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )1

Pomeroy IT Solutions, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

731822102

(CUSIP Number)

Flagg Street Capital LLC

c/o Andrew Moss

44 Brattle Street

Cambridge, Massachusetts 02138

(617) 876-6085

With a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP

c/o Steven Wolosky, Esq.

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☒.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 731822102	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JONATHAN STARR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,110,966
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

1,110,966
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,110,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.89%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 731822102	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FLAGG STREET CAPITAL LLC I.R.S. Identification No. 74-3123494
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,110,966
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

1,110,966
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,110,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.89%
14	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 731822102	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FLAGG STREET PARTNERS LP I.R.S. Identification No. 16-1702721
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

96,218
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

96,218
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.77%
14	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 731822102	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FLAGG STREET PARTNERS QUALIFIED LP I.R.S. Identification No. 16-1702722
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

270,856
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

270,856
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.17%
14	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 731822102	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FLAGG STREET OFFSHORE, LP I.R.S. Identification No. 16-1702723
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

743,892
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

743,892
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

743,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.95%
14	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 731822102	13D	Page 7 of 15 Pages

Preliminary Note: The Reporting Persons (defined below) filed a Schedule 13G on September 11, 2006 (the “Schedule 13G”) reporting their aggregate ownership of 805,573 of the Issuer’s Shares (defined below), representing approximately 6.38% of such Shares. Between the date of the Schedule 13G and January 2, 2007, the Reporting Persons acquired an additional 305,393 of the Issuer’s Shares, representing approximately 2.44% of such Shares. This Schedule 13D reports all of the Shares previously reported on the Schedule 13G and the additional Shares acquired by the Reporting Persons after the date of the Schedule 13G filing, bringing the Reporting Persons’ aggregate holdings to 1,110,966 or 8.89% of such Shares.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the “Shares”), of Pomeroy IT Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1020 Petersburg Road, Hebron, Kentucky 41048.

Item 2. Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

Flagg Street Funds

(i) Flagg Street Partners LP, a Delaware limited partnership (“FSP”), with respect to the Shares held by it;

(ii) Flagg Street Partners Qualified LP, a Delaware limited partnership (“FSPQ”), with respect to the Shares held by it; and

(iii) Flagg Street Offshore, LP, a Cayman Islands limited partnership (“FSO”), with respect to the Shares held by it.

FSP, FSPQ and FSO are together referred to herein as the “Flagg Street Funds”.

Flagg Street General Partner

Flagg Street Capital LLC, a Delaware limited liability company, which is the general partner of each of the Flagg Street Funds (the “Flagg Street General Partner”).

Flagg Street Individual Reporting Person

Jonathan Starr who is referred to herein as the “Flagg Street Individual Reporting Person”.

(b) The address of the principal business and principal office of (i) the Flagg Street Funds and the Flagg Street General Partner is 44 Brattle Street, Cambridge, Massachusetts 02138, and (ii) the Flagg Street Individual Reporting Person is set forth on Annex 1 hereto.

CUSIP No. 731822102	13D	Page 8 of 15 Pages

(c) The principal business of each of the Flagg Street Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Flagg Street General Partner is to act as the general partner of the Flagg Street Funds. The principal occupation of the Flagg Street Individual Reporting Person is set forth on Annex 1 hereto.

(d) None of the Flagg Street Funds, the Flagg Street General Partner or the Flagg Street Individual Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Flagg Street Funds, the Flagg Street General Partner or the Flagg Street Individual Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Flagg Street Funds and the Flagg Street General Partner is set forth above.

The other information required by Item 2 relating to the identity and background of the Flagg Street Individual Reporting Person is set forth on Annex 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost (including commissions) for the Shares held by each of the Flagg Street Funds is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
FSP	96,218	$764,932
FSPQ	270,856	$2,173,893
FSO	743,892	$5,918,179

The consideration for such acquisitions was funded through funds invested by partners in the Flagg Street Funds (and proceeds therefrom). Since such Shares are held in margin accounts, along with other investments, it is impracticable to determine the amounts, if any, borrowed with respect to such Shares.

Item 4. Purpose of Transaction

The Reporting Persons filed the Schedule 13G on September 11, 2006 reporting their aggregate beneficial ownership of 805,573 of the Issuer’s Shares, representing approximately 6.38% of such Shares. Between the date of the Schedule 13G and January 2, 2007, the Reporting Persons acquired an additional 305,393 of the Issuer’s Shares, representing approximately 2.44% of such Shares. This Schedule 13D reports all of the Shares previously reported on the Schedule 13G and the additional Shares acquired by the Reporting Persons after the date of the Schedule 13G filing, bringing the Reporting Persons’ aggregate beneficial ownership of Shares to 1,110,966 or approximately 8.89% of such Shares.

CUSIP No. 731822102	13D	Page 9 of 15 Pages

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have converted to a Schedule 13D because they intend to engage in discussions with the Issuer’s management and Board of Directors on the Reporting Persons’ concerns with the Issuer’s continued poor performance relative to its peers and whether the Issuer should explore strategic alternatives to enhance shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

The Flagg Street Funds

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for each Flagg Street Fund is incorporated herein by reference for each such Flagg Street Fund. The percentage amount set forth in row 13 for all cover pages filed herewith is calculated based upon the 12,493,254 Shares outstanding as of November 5, 2006 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

(c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Flagg Street Funds in the past 60 days are set forth on Schedule A hereto.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

CUSIP No. 731822102	13D	Page 10 of 15 Pages

The Flagg Street General Partner

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street General Partner is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

The Flagg Street Individual Reporting Person

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street Individual Reporting Person is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Flagg Street Funds as reported herein. The Flagg Street Individual Reporting Person is the managing member of the Flagg Street General Partner.

(e) Inapplicable.

The Shares reported hereby for the Flagg Street Funds are owned directly by the Flagg Street Funds. The Flagg Street General Partner, as general partner to the Flagg Street Funds, may be deemed to be the beneficial owner of all such Shares owned by the Flagg Street Funds. The Flagg Street Individual Reporting Person, as managing member of the Flagg Street General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such Shares owned by the Flagg Street Funds. Each of the Flagg Street General Partner and the Flagg Street Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 731822102	13D	Page 11 of 15 Pages

Item 7. Material to be Filed as Exhibit

1.	Joint Filing Agreement by and among Flagg Street Partners LP, Flagg Street Partners Qualified LP, Flagg Street Offshore, LP, Flagg Street Capital LLC and Jonathan Starr, dated January 3, 2007 (see Annex 2).

CUSIP No. 731822102	13D	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 3, 2007

FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC, its
General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET OFFSHORE, LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

JONATHAN STARR

By:	/s/ Jonathan Starr
Name:	Jonathan Starr

CUSIP No. 731822102	13D	Page 13 of 15 Pages

SCHEDULE A

TRANSACTIONS IN SHARES OF THE ISSUER BY

REPORTING PERSONS IN THE PAST 60 DAYS

All of the purchases of Shares set forth below were made by Reporting Persons:

FSP

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)	Aggregate Purchase Price ($)
11/01/06	2,300	Open Market	8.3135	19,190.05
11/13/06	579	Open Market	7.4168	4,311.70
11/14/06	3,426	Open Market	7.3784	25,381.18
12/07/06	828	Open Market	7.1946	5,981.97
12/10/06	558	Open Market	7.2822	4,080.21
12/11/06	1,532	Open Market	7.2937	11,219.91
12/12/06	607	Open Market	7.2921	4,444.51
12/13/06	59	Open Market	7.2956	432.21

FSPQ

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)	Aggregate Purchase Price ($)
11/13/06	2,022	Open Market	7.4168	15,057.43
11/14/06	9,829	Open Market	7.3784	72,817.16
12/07/06	981	Open Market	7.1946	7,087.33
12/10/06	1,639	Open Market	7.2822	11,984.70
12/11/06	4,358	Open Market	7.2937	31,916.68
12/12/06	1,538	Open Market	7.2921	11,261.39
12/13/06	139	Open Market	7.2956	1,018.26

FSO

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)	Aggregate Purchase Price ($)
11/13/06	6,121	Open Market	7.4168	45,581.86
11/14/06	26,745	Open Market	7.3784	198,137.70
12/07/06	3,156	Open Market	7.1946	22,800.84
12/10/06	4,618	Open Market	7.2822	33,767.74
12/11/06	12,023	Open Market	7.2937	88,052.85
12/12/06	4,455	Open Market	7.2921	32,619.96
12/13/06	27	Open Market	7.2956	197.79

CUSIP No. 731822102	13D	Page 14 of 15 Pages

ANNEX 1

Set forth below with respect to the Flagg Street Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

Flagg Street Individual Reporting Person

(a)	Jonathan Starr

(b)	44 Brattle Street, Cambridge, Massachusetts 02138

(c)	Mr. Starr is the controlling managing member of the Flagg Street General Partner

(d)	United States of America

CUSIP No. 731822102	13D	Page 15 of 15 Pages

ANNEX 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 3, 2007 (including amendments thereto) with respect to the Common Stock of Pomeroy IT Solutions, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

DATE: January 3, 2007

FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET OFFSHORE, LP

By:	Flagg Street Capital LLC, its General Partner

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Name:	Jonathan Starr
Title:	Managing Member

JONATHAN STARR

By:	/s/ Jonathan Starr
Name:	Jonathan Starr